Exhibit 13.1 - Testing the Water - Front Page Banner

On the front page our our website: https://trueleafpet.com/ have a banner inviting individuals to learn more about our crowdfunding campaign with the following text:

Own a piece of True Leaf.
Be part of the big picture

True Leaf is testing the waters to gauge interest in our Regulation A+
crowdfunding campaign to raise funds for medical cannibis research.

Indicate Interest

This is a picture of this banner: